UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Maiden Holdings, Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G5753U112
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	G5753U112

1.	NAME OF REPORTING PERSONS

Phillips Ray Capital Management, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

5,626,364

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,626,364

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.8%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, CO

CUSIP No	G5753U112

1.	NAME OF REPORTING PERSONS

Brian Michael Phillips

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

205,281

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

5,831,645

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,831,645

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	G5753U112

1.	NAME OF REPORTING PERSONS

Paul Richard Ray III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

174,399

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

5,800,763

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,800,763

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No	G5753U112

Item 1.	(a).	Name of Issuer:
Maiden Holdings, Ltd. (the "Issuer")

(b).	Address of Issuer's Principal Executive Offices:
94 Pitts Bay Road Pembroke HM08, Bermuda

Item 2.	(a).	Name of Person Filing:

Phillips Ray Capital Management, Inc. Brian Michael Phillips Paul Richard Ray III The filing persons named above are collectively referred to herein as the "Reporting Persons."

(b).	Address of Principal Business Office, or if None, Residence:

Phillips Ray Capital Management, Inc.
3707 Camp Bowie Blvd., Suite 250
Fort Worth, Texas 76107

Brian Michael Phillips
3707 Camp Bowie Blvd., Suite 250
Fort Worth, Texas 76107

Paul Richard Ray III
3707 Camp Bowie Blvd., Suite 250
Fort Worth, Texas 76107

(c).	Citizenship:
Phillips Ray Capital Management, Inc. – Texas Brian Michael Phillips – United States of America Paul Richard Ray III – United States of America

(d).	Title of Class of Securities:

Common Shares, par value $0.01 per share ("Common Shares")

(e).	CUSIP Number:
G5753U112

Item 3.	If This Statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[X]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Phillips Ray Capital Management, Inc. – 5,626,364 Brian Michael Phillips – 5,831,645 Paul Richard Ray III – 5,800,763

(b)	Percent of class:

Phillips Ray Capital Management, Inc. – 6.8%
Brian Michael Phillips – 7%
Paul Richard Ray III – 7%

Such percentages are based on 83,111,180 shares of the Issuer's Common Shares outstanding as of October 31, 2019, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 12, 2019.

(c)	Number of shares as to which the person has:

Phillips Ray Capital Management, Inc.

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	5,626,364	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Brian Michael Phillips

(i)	Sole power to vote or to direct the vote	205,281	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	5,831,645	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

Paul Richard Ray III

(i)	Sole power to vote or to direct the vote	174,399	,

(ii)	Shared power to vote or to direct the vote	0	,

(iii)	Sole power to dispose or to direct the disposition of	5,800,763	,

(iv)	Shared power to dispose or to direct the disposition of	0	.

All securities reported in this Schedule 13G are directly held by advisory clients (the "Advisory Clients") of Phillips Ray Capital Management, Inc. (the "Adviser") or by Brian Michael Phillips or Paul Richard Ray III or their respective family members (collectively, with the Advisory Clients, the "Holders").  Pursuant to investment management agreements between the Advisory Clients and the Adviser, the Adviser exercises investment power over securities directly held by the Advisory Clients.  Brian Michael Phillips is President, Chief Compliance Officer, Treasurer and Director of the Adviser.  Paul Richard Ray III is Vice President and Director of the Adviser. Brian Michael Phillips and Paul Richard Ray III exercise voting and investment power over each of their own, or their respective family members', holdings of securities reported in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G are directly held by the Holders. None of the Holders individually directly holds Common Shares representing more than 5% of the Issuer's Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

The disclosure regarding the relationships among the Reporting Persons in Item 4 is incorporated by reference herein.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 7, 2020
(Date)

Phillips Ray Capital Management, Inc.

By: /s/ Brian Michael Phillips
Name: Brian Michael Phillips
Title: President

/s/ Brian Michael Phillips
Brian Michael Phillips

/s/ Paul Richard Ray III
Paul Richard Ray III

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of February 7, 2020, by and among the Reporting Persons

Exhibit 99.1

AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Schedule 13G (including additional amendments thereto) with respect to the Common Shares, par value $0.01 per share, of Maiden Holdings, Ltd.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

 Dated:  February 7, 2020

Phillips Ray Capital Management, Inc.

By: /s/ Brian Michael Phillips
Name: Brian Michael Phillips
Title: President

/s/ Brian Michael Phillips
Brian Michael Phillips

/s/ Paul Richard Ray III
Paul Richard Ray III